UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                             -----------------------

                              INLAND RESOURCES INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    90336P100
                                 (CUSIP Number)

                                DAVID A. PERSING
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TEL. NO.: (212) 888-5500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                November 4, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

90336P100                                                     Page 2 of 25 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Pengo Industries Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N.A.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

                                7         SOLE VOTING POWER

           NUMBER OF                      4,158,464
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,158,464

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,158,464

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.6%

14        TYPE OF REPORTING PERSON

          CO

90336P100                                                     Page 3 of 25 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Pengo Securities Corp.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      4,129,269
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,129,269

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,129,269

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.3%

14        TYPE OF REPORTING PERSON

          CO

90336P100                                                     Page 4 of 25 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Randall D. Smith

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      982,410
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          982,410

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          982,410

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.7%

14        TYPE OF REPORTING PERSON

          IN

90336P100                                                     Page 5 of 25 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John W. Adams

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey

                                7         SOLE VOTING POWER

           NUMBER OF                      163,735
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          163,735

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          163,735

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.95%

14        TYPE OF REPORTING PERSON

          IN

90336P100                                                     Page 6 of 25 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jeffrey A. Smith

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

                                7         SOLE VOTING POWER

           NUMBER OF                      163,735
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          163,735

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          163,735

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.95%

14        TYPE OF REPORTING PERSON

          IN

90336P100                                                     Page 7 of 25 Pages


                         AMENDMENT NO. 9 TO SCHEDULE 13D

         This Amendment No. 9 to Schedule 13D is filed by the undersigned to amend Amendment No. 8, filed on September 18, 1998.

Item 2.  Identity and Background.

         The following paragraph is hereby added after the second paragraph "B":

                  C. Smith Energy Partnership ("SEP"). SEP is a New York partnership having its principal business address at 885 Third Avenue, 34th Floor, New York, NY 10022. SEP's principal business is to fund drilling and inspection well locations pursuant to the Farmout Agreement.

Item 3.  Source and Amount of Funds or Other Considerations:

         The following paragraph is hereby added at the end of Item 3:

                  In addition, 29,195 shares of Common Stock beneficially owned by Pengo Industries were obtained by SEP as payment of proceeds under the Farmout Agreement (previously filed as Exhibit 10 to Amendment No.
         8). Pursuant to the Farmout Agreement, the Issuer is entitled to pay, in lieu of cash proceeds, shares of the Issuer priced at a 10% discount of the average bid side of the closing price for each trading day during the month to which the payment relates. With respect to July 1998, 6,876 shares of Common Stock were issued in lieu of $54,164.84 and with respect to August 1998, 22,319 shares of Common Stock were issued in lieu of $161,895.97.

Item 4.  Purpose of Transaction.

         All of the shares of Common Stock owned by Pengo Securities, Pengo Industries and the Farmout Shareholders were acquired for investment purposes. Pengo Securities, Pengo Industries and the Farmout Shareholders intend to review their investment in the Issuer on a continuing basis and will take such actions as they deem appropriate to preserve and enhance the value of their investment. Depending upon Pengo Securities', Pengo Industries' and the Farmout Shareholders' evaluation of a variety of factors and future developments (including, without limitation, the Issuer's business and prospects, market prices of the Common Stock, availability and alternative uses of funds, as well as general and economic conditions), Pengo Securities, Pengo Industries and the Farmout Shareholders reserve the right to acquire additional shares of Common Stock, to dispose of some or all of their shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer to the extent they deem advisable.

90336P100                                                     Page 8 of 25 Pages


         Pursuant to the Subscription Agreement between the Issuer and Smith Management dated May 12, 1994, Smith Management has the right to appoint two representatives to the Issuer's Board of Directors. Three members of the Issuer's Board of Directors are employees of Smith Management or its affiliates.

         Effective October 1, 1998, pursuant to the Partnership Agreement between Smith Management and Energy Management Corporation (filed as Exhibit 11 to this Amendment No. 9), the Farmout Agreement (filed as Exhibit 10 to Amendment No. 8) was assigned by Smith Management to SEP as a capital contribution.

         Effective November 3, 1998, in accordance with its terms, the letter agreement dated September 8, 1998 (filed as Exhibit 8 to Amendment No. 7) by and among Pengo Securities, the Farmout Shareholders and KRM granting KRM the exclusive right to act as placement agent for the purpose of finding a person or persons to purchase all of the shares of Common Stock held by Pengo Securities and the Farmout Shareholders, was terminated.

         Except as set forth above, neither Pengo Securities nor Pengo Industries has present plans or proposals which relate to or would result in any matter of the type described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The 4,129,269 shares of Common Stock beneficially owned by Pengo Securities, constituting approximately 49.3% of the outstanding shares of Common Stock, may be deemed beneficially owned by each of Pengo Securities and Pengo Industries.

         The 29,159 shares of Common Stock directly owned by SEP, constituting approximately .35% of the outstanding shares of Common Stock, may be deemed beneficially owned by Pengo Industries.

         The shares of Common Stock owned by Mr. Randall Smith, 982,410 shares, constitute 11.7% of the outstanding shares of Common Stock; the shares of Common Stock owned by Mr. Adams, 163,735 shares, constitute 1.95% of the outstanding shares of Common Stock; and the shares of Common Stock owned by Mr. Jeffrey Smith, 163,735 shares, constitute 1.95% of the outstanding shares of Common Stock.

         Collectively, Pengo Securities, Pengo Industries, Mr. Randall Smith, Mr. Adams and Mr. Jeffrey Smith beneficially own 5,468,308 shares of Common Stock constituting approximately 65.3% of the outstanding shares of the Issuer.

         (b) Each of Pengo Securities and Pengo Industries may be regarded as having the sole power to vote or to direct the vote to dispose or to direct the

90336P100                                                     Page 9 of 25 Pages


disposition of the shares of Common Stock reported in Item 5(a) above beneficially owned by Pengo Securities. Pengo Industries may be regarded as having the sole power to vote or direct the vote to dispose or to direct the disposition of the shares of Common Stock reported in Item 5(a) above directly owned by SEP. Each of the Farmout Shareholders have the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock reported in Item 5(a).

         (c) Except as described in Item 4, there have been no transactions by Pengo Securities, Pengo Industries, SEP or the Farmout Shareholders in the Common Stock during the sixty days ending November 4, 1998 or at any subsequent date until the date of this report.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the reporting persons or between the reporting persons and any person with respect to any securities of the Issuer other than the agreements filed as Exhibits pursuant to Item 7 below.

Item 7.  Material to be Filed as Exhibits.

         1. Subscription Agreement dated May 12, 1994 between Smith Management Company and the Issuer. (Previously filed.)

         2. Amendment to Subscription Agreement dated September 16, 1994 between Smith Management Company and the Issuer. (Previously filed.)

         3. Registration Rights Agreement dated September 21, 1994 between Energy Management Corporation and the Issuer. (Previously filed.)

         4. Subscription Agreement between Inland Resources Inc. and Pengo Securities Corp. dated October 23, 1995. (Previously filed.)

         5. Registration Rights Agreement dated as of November 6, 1995 between Inland Resources, Inc. and Pengo Securities Corp. (Previously filed.)

         6. Agreement dated June 12, 1996 by and between Smith Management, Farmout Inc., Randall D. Smith, Jeffrey A. Smith, John W. Adams, the Issuer and Inland Production Company. (Previously filed.)

90336P100                                                    Page 10 of 25 Pages


         7. Registration Rights Agreement dated as of June 12, 1996 by and between the Issuer, Smith Management, Randall D. Smith, Jeffrey A. Smith and John W. Adams. (Previously filed.)

         8. Letter Agreement dated September 8, 1998 by and among Pengo Securities Corp., Randall D. Smith, Jeffrey A. Smith, John W. Adams and KRM Acquisition Corp. (Previously filed.)

         9. Tagalong Agreement dated as of July 21, 1997 among Joint Development Investments Limited Partnership and Pengo Securities Corp. (Previously filed.)

         10. Farmout Agreement effective June 1, 1998 by and among Inland Production Company, the Issuer and Smith Management. (Previously filed.)

         11. Partnership Agreement effective October 1, 1998 by and between Smith Management, LLC and Energy Management Corporation.

90336P100                                                    Page 11 of 25 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 24, 1998.

                                    PENGO INDUSTRIES, INC.

                                    By: /s/ David A. Persing
                                        --------------------
                                        Name:  David A. Persing
                                        Title: Senior Vice President


                                    PENGO SECURITIES CORP.

                                    By: /s/ David A. Persing
                                        --------------------
                                        Name:  David A. Persing
                                        Title: Senior Vice President


                                    /s/ Randall D. Smith
                                    --------------------
                                    Randall D. Smith


                                    /s/ John W. Adams
                                    -----------------
                                    John W. Adams


                                    /s/ Jeffrey A. Smith
                                    --------------------
                                    Jeffrey A. Smith